                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          PLAYERS INTERNATIONAL, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.005 par value per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   727903106
          ------------------------------------------------------------
                                 (CUSIP Number)

                   Merv Griffin, c/o The Griffin Group, Inc.
                          780 Third Avenue, Suite 1801
                            New York, New York 10017
                                 (212) 753-1503
          ------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              February 23, 1995
          ------------------------------------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))


                               Page 1 of 15 Pages

CUSIP No. 727903106                   13D                    Page 2 of 15 Pages


            Name of Reporting Person
   1        S.S. or I.R.S. Identification No. of Above Person

                 The Griffin Group, Inc.

            Check the Appropriate Box if a Member of a Group*       (a) / /
   2                                                                (b) / /

            SEC Use Only
   3

            Source of Funds*
   4
            BK

            Check Box if Disclosure of Legal Proceedings Is Required Pursuant
   5          to Items 2(d) or 2(e)                                     / /

            Citizenship or Place of Organization
   6
                 Connecticut

                                      Sole Voting Power
          NUMBER              7
                                           2,564,900
            OF

          SHARES
                                      Shared Voting Power
       BENEFICIALLY           8
                                           -0-
         OWNED BY
                                      Sole Dispositive Power
           EACH               9
                                           2,564,900
        REPORTING

          PERSON
                                      Shared Dispositive Power
           WITH               10
                                           -0-

            Aggregate Amount Beneficially Owned by Each Reporting Person
   11
                 2,564,900

            Check Box if the Aggregate Amount in Row (11) Excludes
   12          Certain Shares*                                          / /

            Percent of Class Represented by Amount in Row (11)
   13
                 12.4%

            Type of Reporting Person*
   14
                 CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                 This Amendment No. 2 is filed by The Griffin Group, Inc. with respect to the Schedule 13D filed on November 25, 1992 by The Griffin Group, Inc., as amended by Amendment No. 1 thereto filed on January 8, 1993, relating to the common stock, par value $.005 per share, of Players International, Inc. In addition to reporting additional transactions by The Griffin Group, Inc., this Amendment No. 2 amends and restates the Schedule 13D, as amended by Amendment No. 1 thereto.

Item 1.          Security and Issuer

                 The title of the class of equity securities to which this statement relates is the common stock, par value $.005 per share (the "Common Stock"), of Players International, Inc., a Nevada corporation ("Players"). The address of Players principal executive office is 3900 Paradise Road, Las Vegas, Nevada 89109.

Item 2.          Identity and Background

     I.          The Griffin Group, Inc.

                 (a) This statement is being filed by The Griffin Group, Inc., a corporation organized under the laws of the State of Connecticut ("TGG").

                 (b) TGG's principal executive office is located at 780 Third Avenue, Suite 1801, New York, New York 10017.

                 (c) TGG is an investment and management company.

                 (d) During the last five years, TGG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, TGG has not been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) TGG is organized under the laws of the State of Connecticut.

    II.          Sole Director and Beneficial Owner of TGG

                 (a) Mervyn E. Griffin is the sole director and Chairman of TGG. The outstanding shares of TGG are owned by The Merv Griffin Living Trust (the "Trust"), for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust.



                              Page 3 of 15 Pages

                 (b) Mr. Griffin's business address is c/o The Griffin Group, Inc., 9860 Wilshire Boulevard, Beverly Hills, California 90210.

                 (c) Mr. Griffin is an entertainer and investor and he serves as sole director and Chairman of TGG. Mr. Griffin also is Chairman of the Board of Directors of Resorts International, Inc., a Delaware corporation ("RII"). RII is principally engaged, through subsidiaries, in the ownership, development and operation of casino, gaming, resort and hotel facilities in Atlantic City, New Jersey. RII's principal executive offices are located at 1133 Boardwalk, Atlantic City, New Jersey 08401.

                 (d) During the last five years, Mr. Griffin has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                 (e) During the last five years, Mr. Griffin has not been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Griffin is a citizen of the United States of America.

      III.       Officers of TGG

                 A.  Thomas E. Gallagher

                 (a) Thomas E. Gallagher is the President and Chief Executive Officer of TGG.

                 (b) Mr. Gallagher's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

                 (c) Mr. Gallagher is the President and Chief Executive Officer of TGG. Mr. Gallagher also serves as a director of RII. In addition, Mr. Gallagher is a director of Players.

                 (d) During the last five years, Mr. Gallagher has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                 (e) During the last five years, Mr. Gallagher has not been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                              Page 4 of 15 Pages

                 (f) Mr. Gallagher is a citizen of the United States of America.

                 B.  Lawrence Cohen

                 (a) Lawrence Cohen is the Executive Vice President and the Chief Financial Officer of TGG.

                 (b) Mr. Cohen's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

                 (c) Mr. Cohen is the Executive Vice President and Chief Financial Officer of TGG. Mr. Cohen also is a director of Resorts International Hotel, Inc., GGRI, Inc. and Resorts International Hotel Financing, Inc., all of which are affiliates of RII with principal executive offices located at 1133 Boardwalk, Atlantic City, New Jersey 08401.

                 (d) During the last five years, Mr. Cohen has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                 (e) During the last five years, Mr. Cohen has not been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Cohen is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration

     I.          TGG

                 On June 23, 1992, TGG used working capital to acquire $2,250,000 in aggregate principal amount of Series A Exchangeable Debentures (the "Debentures") and Series A Warrants (the "Warrants") from Southern Illinois Riverboat Casino Cruises, Inc., an Illinois corporation ("SIRCC"). The aggregate purchase price for the Debentures and the Warrants was $2,250,000.

                 The Debentures were exchangeable for Players Common Stock at any time after October 21, 1992. The initial conversion ratio was approximately $3.60 in principal amount per share of Common Stock, giving TGG the right to acquire approximately 625,000 shares of Common Stock. On June 28, 1993, TGG exchanged $2,100,000 principal amount of the Debentures for 583,800 shares of Common Stock.

                 The Warrants were immediately exercisable for an aggregate of 1,948,000 shares of Common Stock at an exercise


                              Page 5 of 15 Pages
price of $3.60 per share prior to February 23, 1993, the date upon which SIRCC obtained an operating license under the Illinois Gaming Board Rules and commenced commercial operations of a riverboat casino (the "Launch Date"), and $4.50 per share thereafter. The Warrants expired at the earlier of (a) the second anniversary of the Launch Date or (b) April 14, 1997. The number of shares of Common Stock issuable upon exercise of the Warrants was subject to adjustment in the case of certain dilutive events. On February 16, 1993, TGG exercised Warrants for 415,300 shares of Common Stock at an aggregate exercise price of $1,495,080. The source of funds for the exercise was the working capital of TGG. On February 23, 1995, TGG exercised Warrants for 1,013,300 shares of Common Stock at an aggregate exercise price of $4,559,850. The source of funds for the exercise price of the Warrants was a loan made to TGG in the ordinary course of business by Morgan Guaranty Trust Company of New York. The loan is secured by a guaranty from Mervyn E. Griffin and a pledge of a portion of the Common Stock owned by TGG.

                  On December 8, 1992, TGG executed a License and Services Agreement (as amended on June 23, 1993, the "License Agreement") with Players and SIRCC pursuant to which TGG agreed to grant to Players a non-exclusive license to utilize the name and likeness of Mervyn E. Griffin and to provide certain other services for the period from September 25, 1992 through December 31, 1995 in return for warrants to purchase an aggregate of 1,400,000 shares of Players Common Stock at an exercise price of $4.00 per share (the "License Agreement Warrants"). The License Agreement Warrants vest on the following schedule: (i) 350,000 License Agreement Warrants were immediately exercisable,
(ii) 350,000 License Agreement Warrants were exercisable after December 31, 1993, (iii) 350,000 License Agreement Warrants were exercisable after December 31, 1994 and (iv) 350,000 License Agreement Warrants will be exercisable after December 31, 1995.

         II.      Sole Director and Beneficial Owner of TGG

                    Not applicable.

         III.     Officers of TGG

                  A.       Thomas E. Gallagher

                  On December 29, 1992, Thomas E. Gallagher purchased from TGG $150,000 principal amount of Debentures and Warrants exercisable for approximately 130,000 shares of Common Stock for an aggregate purchase price of $156,000. The source of funds for the acquisition was Mr. Gallagher's personal funds.



                              Page 6 of 15 Pages

                  On June 28, 1993, Mr. Gallagher exchanged $150,000 principal amount of the Debentures for 41,700 shares of Players Common Stock.

                  On February 3, 1993, TGG transferred to Mr. Gallagher as compensation Warrants to purchase 292,000 shares of Common Stock. On February 16, 1993, Mr. Gallagher exercised Warrants for 29,200 shares of Common Stock at an aggregate exercise price of $105,120. The source of funds for the exercise was Mr. Gallagher's personal funds. On February 19, 1993, Mr. Gallagher exercised Warrants for 32,500 shares of Common Stock at an aggregate exercise price of $117,000. The source of funds for the exercise was Mr. Gallagher's personal funds. On February 23, 1995, Mr. Gallagher exercised Warrants for 360,300 shares of Common Stock at an aggregate exercise price of $1,621,350. Mr. Gallagher's personal funds in the amount of $438,750 and a loan in the amount of $1,182,600 made to Mr. Gallagher in the ordinary course of business by Morgan Guaranty Trust Company of New York were the source of funds for the exercise price of the Warrants. The loan is secured by a pledge of a portion of the Common Stock and License Agreement Warrants owned by Mr. Gallagher.

                  On March 5, 1993, Mr. Gallagher purchased from TGG License Agreement Warrants exercisable for 210,000 shares of Common Stock from TGG for an aggregate purchase price of $420,000. The source of funds for the acquisition was a promissory note from Mr. Gallagher to TGG. Of the License Agreement Warrants owned by Mr. Gallagher, License Agreement Warrants for 157,500 shares of Common Stock currently are exercisable and License Agreement Warrants for 52,500 shares of Common Stock will be exercisable after December 31, 1995.

                  On February 17, 1993, Mr. Gallagher, as a director of Players, was granted options ("Director Options") to purchase 37,500 shares of Common Stock at $9.375 per share, which Director Options are fully vested. On March 1, 1994, Mr. Gallagher, as a director of Players, was granted Director Options to purchase 5,000 shares of Common Stock at $25.00 per share, which Director Options are fully vested. On April 14, 1994, Mr. Gallagher, as a director of Players, was granted Director Options to purchase 10,000 shares of Common Stock at $17.25 per share, which Director Options vest on April 1, 1995.

                  B.       Lawrence Cohen

                  On February 3, 1993, TGG transferred to Mr. Cohen as compensation Warrants to purchase 97,400 shares of Common Stock. On February 16, 1993, Mr. Cohen exercised Warrants for 10,000 shares of Common Stock at an aggregate exercise price of $36,000. The source of funds for the exercise was Mr. Cohen's personal funds. On September 2, 1994, Mr. Cohen



                              Page 7 of 15 Pages
exercised Warrants for 10,000 shares of Common Stock at an aggregate exercise price of $45,000. The source of funds for the exercise was Mr. Cohen's personal funds. On February 23, 1995, Mr. Cohen exercised Warrants for 77,400 shares of Common Stock at an aggregate exercise price of $348,300. The source of funds for the exercise price of the Warrants was a loan made to Mr. Cohen in the ordinary course of business by Morgan Guaranty Trust Company of New York. The Loan is secured by a pledge of the Common Stock and a portion of the License Agreement Warrants owned by Mr. Cohen.

                  On March 5, 1993, Mr. Cohen purchased from TGG License Agreement Warrants exercisable for 70,000 shares of Common Stock from TGG for an aggregate purchase price of $140,000. The source of funds for the acquisition was a promissory note from Mr. Cohen to TGG. Of the License Agreement Warrants owned by Mr. Cohen, License Agreement Warrants for 52,500 shares of Common Stock currently are exercisable and License Agreement Warrants for 17,500 shares of Common Stock will be exercisable after December 31, 1995.


Item 4.          Purpose of the Transaction

         I.       TGG

                  TGG acquired the securities of Players set forth in Item 3, section I for investment purposes.

                  On December 10, 1992, Thomas E. Gallagher, as a representative of TGG, was elected to the Board of Directors of Players.

                  TGG is not currently involved in any plans or proposals which relate to, or could result in, any of the following:

                  (a) the acquisition by any person of additional securities of Players, or the disposition of securities of Players;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Players or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of Players or any of its subsidiaries;

                  (d) any change in the present board of directors or management of Players, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of Players;



                              Page 8 of 15 Pages

                  (f) any other material change in Players' business or corporate structure;

                  (g) changes in Players' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Players by any person;

                  (h) causing the Players Common Stock to be delisted from a national securities exchange or causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) the Common Stock of Players becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.

         II.      Sole Director and Beneficial Owner of TGG

                  The outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Mr. Griffin also acts as the sole director and Chairman of TGG. Mr. Griffin effectuated TGG's acquisition of beneficial ownership of shares of Players Common Stock for investment purposes only. Mr. Griffin is not currently involved in any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4, section I above.

         III.     Officers of TGG

                  A.  Thomas E. Gallagher

                  Mr. Gallagher acquired the securities of Players set forth in
Item 3, section III.A for investment purposes.

                  On December 10, 1992, Mr. Gallagher, as a representative of TGG, was elected to the Board of Directors of Players.

                  Mr. Gallagher currently is not involved in any plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4, section I above.

                  B.  Lawrence Cohen

                  Mr. Cohen acquired the securities of Players set forth in Item 3, section III.B for investment purposes.



                              Page 9 of 15 Pages

                  Mr. Cohen currently is not involved in any plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4, section I above.

Item 5.          Interest in Securities of the Issuer

         I.       TGG

                  (a) TGG beneficially owns 2,564,900 shares of Common Stock (of which 1,724,900 shares are issued and outstanding and 840,000 shares are issuable upon exercise of the vested License Agreement Warrants owned by TGG) constituting 12.4% of the total issued and outstanding shares of the Common Stock of Players (assuming exercise of the vested License Agreement Warrants owned by TGG). In addition, TGG owns License Agreement Warrants exercisable after December 31, 1995 for 280,000 shares of Common Stock.

                  (b) Except as disclosed in Item 5, section II below, TGG exercises (i) sole voting and dispositive power for 1,724,900 shares of the Common Stock and (ii) sole dispositive power and, when issued, sole voting power over 840,000 shares issuable upon the exercise of the vested License Agreement Warrants owned by TGG.

                  (c) On June 23, 1992, TGG acquired $2,250,000 aggregate principal amount of the Debentures and Warrants exercisable for 1,948,000 shares of Common Stock for an aggregate purchase price of $2,250,000. On December 29, 1992, TGG sold $150,000 principal amount of the Debentures and Warrants exercisable for 130,000 shares of Common Stock to Mr. Gallagher for an aggregate purchase price of $156,000. On June 28, 1993, TGG exchanged $2,100,000 principal amount of the Debentures for 583,800 shares of Common Stock. On February 3, 1993, TGG, as compensation, transferred (i) to Mr. Gallagher Warrants exercisable for 292,000 shares of Common Stock and (ii) to Mr. Cohen Warrants exercisable for 97,400 shares of Common Stock. On February 16, 1993, TGG exercised Warrants for 415,300 shares of Common Stock at an exercise price of $3.60 per share. On February 23, 1995, TGG exercised Warrants for 1,013,300 shares of Common Stock at an exercise price of $4.50 per share.

                  On December 8, 1992, TGG acquired License Agreement Warrants exercisable for an aggregate of 1,400,000 shares of Common Stock pursuant to the License Agreement. On March 5, 1993, TGG sold (i) License Agreement Warrants exercisable for 210,000 shares of Common Stock to Mr. Gallagher at a purchase price of $2.00 per License Agreement Warrant and (ii) License Agreement Warrants exercisable for 70,000 shares of Common Stock to Mr. Cohen at a purchase price of $2.00 per License Agreement Warrant.



                             Page 10 of 15 Pages

                  On July 12, 1993, TGG sold 140,000 shares of Common Stock in an underwritten public offering at $17.50 per share. On August 25, 1994, TGG sold 90,000 shares of Common Stock in the open market at $21.611 per share. On August 26, 1994, TGG sold 57,500 shares of Common Stock in the open market at $21.5625 per share.

                  (d) Except as disclosed in Item 5, section II below, no other person is known by TGG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by TGG.

                  (e)  Not applicable.

         II.      Sole Director and Beneficial Owner of TGG

                  (a) Mervyn E. Griffin does not directly own any shares of Players Common Stock. However, the outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. In addition, Mr. Griffin is the Chairman and sole director of TGG. Accordingly, Mr. Griffin is the beneficial owner of all shares of Players Common Stock held by TGG.

                  (b) TGG exercises (i) sole voting and dispositive power for 1,724,900 shares of the Common Stock and (ii) sole dispositive power and, when issued, sole voting power over 840,000 shares issuable upon the exercise of the vested License Agreement Warrants owned by TGG. The outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. In addition, Mr. Griffin is the Chairman and the sole director of TGG. Accordingly, Mr. Griffin is able to direct the actions of TGG in regards to the Players Common Stock.

                  (c) Except as set forth in paragraph (c) of section I above, there have been no transactions in the Common Stock by Mr. Griffin during the last 60 days.

                  (d) TGG has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Players Common Stock which it holds. The outstanding shares of TGG are owned by the Trust, for which Mervyn E. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. In addition, Mr. Griffin is the Chairman and the sole director of TGG. Accordingly, Mr. Griffin is able to direct the actions of TGG in regards to the Players Common Stock.

                  (e) Not applicable.



                             Page 11 of 15 Pages

         III.     Officers of TGG

                  A.  Thomas E. Gallagher

                  (a) Mr. Gallagher beneficially owns 633,200 shares of Common Stock (of which 423,200 shares are issued and outstanding, 157,500 shares are issuable upon exercise of the vested License Agreement Warrants owned by Mr. Gallagher and 52,500 shares are issuable upon exercise of the Director Options owned by Mr. Gallagher) constituting 3.2% of the total issued and outstanding shares of the Common Stock of Players (assuming exercise of the vested License Agreement Warrants and Director Options owned by Mr. Gallagher). In addition, Mr. Gallagher owns License Agreement Warrants exercisable after December 31, 1995 for 52,500 shares of Common Stock.

                  (b) Mr. Gallagher exercises (i) sole voting and dispositive power for 423,200 shares of the Common Stock and (ii) sole dispositive power and, when issued, sole voting power over 210,000 shares of Common Stock issuable upon the exercise of the vested License Agreement Warrants and Director Options owned by Mr. Gallagher.

                  (c) On December 29, 1992, Mr. Gallagher purchased from TGG $150,000 principal amount of the Debentures and Warrants exercisable for approximately 130,000 shares of Common Stock for an aggregate purchase price of $156,000.

                  On June 28, 1993, Mr. Gallagher exchanged $150,000 aggregate principal amount of the Debentures for 41,700 shares of Common Stock.

                  On February 3, 1993, TGG transferred to Mr. Gallagher as compensation Warrants to purchase 292,000 shares of Common Stock. On February 16, 1993, Mr. Gallagher exercised Warrants for 29,200 shares of Common Stock at an exercise price of $3.60 per share. On February 19, 1993, Mr. Gallagher exercised Warrants for 32,500 shares of Common Stock at an exercise price of $3.60 per share. On February 23, 1995, Mr. Gallagher exercised Warrants for 360,300 shares of Common Stock at an exercise price of $4.50 per share.

                  On March 5, 1993, Mr. Gallagher purchased from TGG License Agreement Warrants exercisable for 210,000 shares of Common Stock at a purchase price of $2.00 per License Agreement Warrant.

                  On February 17, 1993, Mr. Gallagher, as a director of Players, was granted Director Options to purchase 37,500 shares of Common Stock. On March 1, 1994, Mr. Gallagher, as a director of Players, was granted Director Options to purchase 5,000 shares of Common Stock. On April 14, 1994, Mr.


                             Page 12 of 15 Pages

Gallagher, as a director of Players, was granted Director Options to purchase 10,000 shares of Common Stock.

                  On August 26, 1994, Mr. Gallagher sold 32,500 shares of Common Stock in the open market at $21.5625 per share. On December 21, 1994, Mr. Gallagher donated 8,000 shares of Common Stock to The Greylock Foundation.

                  (d) No other person is known by Mr. Gallagher to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Gallagher.

                  (e) Not applicable.

                  B.  Lawrence Cohen

                  (a) Mr. Cohen beneficially owns 129,900 shares of Common Stock (of which 77,400 shares are issued and outstanding and 52,500 shares are issuable upon exercise of the vested License Agreement Warrants owned by Mr. Cohen) constituting 0.65% of the total issued and outstanding shares of the Common Stock of Players (assuming exercise of the vested License Agreement Warrants owned by Mr. Cohen). In addition, Mr. Cohen owns License Agreement Warrants exercisable after December 31, 1995 for 17,500 shares of Common Stock.

                  (b) Mr. Cohen exercises (i) sole voting and dispositive power for 77,400 shares of the Common Stock and (ii) sole dispositive power and, when issued, sole voting power over 52,500 shares of Common Stock issuable upon the exercise of the vested License Agreement Warrants owned by Mr. Cohen.

                  (c) On February 3, 1993, TGG transferred to Mr. Cohen as compensation Warrants to purchase 97,400 shares of Common Stock. On February 16, 1993, Mr. Cohen exercised Warrants for 10,000 shares of Common Stock at an exercise price of $3.60 per share. On July 12, 1993, Mr. Cohen sold 10,000 shares of Common Stock in an underwritten public offering at $17.50 per share. On September 2, 1994, Mr.Cohen exercised Warrants for 10,000 shares of Common Stock at an exercise price of $4.50 per share. On February 23, 1995, Mr. Cohen exercised Warrants for 77,400 shares of Common Stock at an exercise price of $4.50 per share.

                  On March 5, 1993, Mr. Cohen purchased from TGG License Agreement Warrants exercisable for 70,000 shares of Common Stock at a purchase price of $2.00 per License Agreement Warrant.

                  On September 2, 1994, Mr. Cohen sold 10,000 shares of Common Stock in the open market at $23.1875 per share.



                             Page 13 of 15 Pages

                  (d) No other person is known by Mr. Cohen to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Cohen.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         I.       TGG

                  Other than standard default and similar provisions contained in loan agreements, there are no other contracts, arrangements, understandings or relationships between TGG and anyone else with respect to any securities of Players.

         II.      Sole Director and Beneficial Owner of TGG

                  Except as set forth in Item 6, section I above, there are no other contracts, arrangements, understandings or relationships between Mr. Griffin and anyone else with respect to any securities of Players.

         III.     Officers of TGG

                  A.  Thomas E. Gallagher

                  Other than standard default and similar provisions contained in loan agreements, there are no other contracts, arrangements, understandings or relationships between Mr. Gallagher and anyone else with respect to any securities of Players.

                  B.  Lawrence Cohen

                  Other than standard default and similar provisions contained in loan agreements, there are no other contracts, arrangements, understandings or relationships between Mr. Cohen and anyone else with respect to any securities of Players.

Item 7.          Material to be Filed as Exhibits

                  Promissory Note dated February 23, 1995 between TGG and Morgan Guaranty Trust Company of New York.



                             Page 14 of 15 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 1995                    THE GRIFFIN GROUP, INC.



                                       By: /s/ Lawrence Cohen
                                          --------------------
                                          Name:    Lawrence Cohen
                                          Title:   Executive Vice President and
                                                   Chief Financial Officer

                             Page 15 of 15 Pages

                                EXHIBIT INDEX
                                -------------


      Exhibit No. 99.a     Promissory Note dated February 23, 1995 between TGG
                           and Morgan Guaranty Trust Company of New York